

February 28, 2014

Via E-mail
Mr. Robert F. Weber, Jr.
Chief Financial Officer
Woodward, Inc.
1000 East Drake Road
Fort Collins, Colorado 80525

      Re: **Woodward, Inc.**
              Form 10-K for the Fiscal Year Ended September 30, 2013
              Filed November 14, 2013
              File No. 000-08408

Dear Mr. Weber:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2013

Item 8. Financial Statements and Supplementary Data, page 55

Note 1. Operations and Summary of Significant Accounting Policies, page 61

-Accounts Receivable, page 62

1.   We note your disclosures regarding your acceptance of bank drafts authorized by large Chinese banks in exchange for extended payment terms to certain customers. Please tell us more about the structure of these transactions, including a discussion of the underlying reasons for these transactions and the period of the payment extensions. Tell us who the obligor is in these arrangements and explain to us how you would collect amounts due should the customer not make required payments. Finally, explain how you have considered the extended payment arrangements in connection with your evaluation of the appropriate revenue recognition for transactions with these customers.

Note 21. Segment Information, page 104

2.	We note that you aggregate your operating segments into two reportable segments-
Aerospace and Energy. We further note from pages 43-44 and throughout the filing that
you recorded $15.7 million of charges related to your renewable power business based
upon your decision to realign this business to the current economic environment and
foreseeable future. Further, we note that you present non-GAAP financial measures of
revenue and earnings in your Energy segment excluding the effects of your renewable
power business. You state that the non-GAAP measure is provided in part because
discrete economic events occurred in the renewable power business which impacted the
comparability of segment results. Please provide us with your analysis as to how you
continue to meet the aggregation criteria outlined in FASB ASC paragraph 280-10-50-11
for your Energy reportable segment, which includes the renewable power business.
Specifically address how your conclusions considered the economic conditions leading
up to and following the realignment of your renewable power business.

Item 11. Executive Compensation, page 113

Compensation Discussion and Analysis, page 113

3.	Please tell us how you believe that your Compensation Discussion and Analysis is
incorporated into this Form 10-K. Also, please show us how your disclosure is consistent
with response 3 in your letter to us dated July 12, 2011, including how investors can tell
the extent to which compensation deviated from the disclosed 50th percentile. From your
current disclosure, it appears that you have concluded that compensation up to the 75th
percentile is not a material deviation; if so, please provide us the basis for your
conclusion and include in your response the extent to which compensation elements
deviated from the 50th percentile.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

Mr. Robert F. Weber, Jr.
Woodward, Inc.
February 28, 2014
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have any questions regarding comments on the financial statements and related matters. Please contact Ted Moskovitz, Staff Attorney, at (202) 551-3689 or Russ Mancuso, Legal Branch Chief, at (202) 551- 3617 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief